

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2018

Thomas Randal Coleman
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville OH 43041

      Re: The Scotts Miracle-Gro Company
              Form 10-K for Fiscal Year Ended September 30, 2017
              Filed November 28, 2017
              File No. 001-11593

Dear Mr. Coleman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Lyn Shenk

                          Lyn Shenk
                          Branch Chief
                          Office of Transportation and Leisure